

June 28, 2011

Via E-Mail
Keith G. Myers, Chief Executive Officer
LHC Group, Inc.
420 West Pinhook Rd, Suite A
Lafayette, LA 70503

> **Re:** **LHC Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Correspondence Submitted June 10, 2011**
> **File No. 001-33989**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-6

11. Segment Information, page F-28

1. We note you summarized the quantitative criteria for revenue, operating margin and net income in your response to comment 4 of our letter dated June 2, 2011. However, your analysis does not appear to address the quantitative thresholds with respect to assets as outlined in ASC 280-10-50-12.c. Please provide us with your evaluation of the significance of the Hospice Operating Segment based on assets.

2. It appears that you determined the hospice and home-based services segments were economically similar based on an analysis of gross margins. Please tell us how you considered other metrics or economic factors in concluding these two segments were economically similar. For example, your earnings release on May 4, 2011, highlighted several other financial and operating metrics such as growth in admissions, average

reimbursement per completed and billed Medicare episode, and average revenue per patient day, among others. In your response, compare for us the growth prospects of hospice and home-based services.

3. We note in your response to comment 4 of our letter dated June 2, 2011 that you describe the similarities between the hospice and home-based services segments. Please explain to us how the two segments are different.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services